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                                                                     Exhibit 17
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May 21, 1996



Dear Chuck:

As we discussed earlier today I am resigning, effective immediately, my positions at SDI as chairman, director, and CTO. This resignation is a result of material disagreements and in protest associated with operations, policy and practices of the company and certain directors.

We have agreed that your request for this brief letter today will not preclude my right and intention to follow up with a more formal and detailed letter of resignation with exhibits.

Furthermore I formally request that the forthcoming letter be disclosed.

Yours truly,




/s/ Kenneth P. Weiss
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    Kenneth P. Weiss